Filed Pursuant to Rule 433

Registration No. 333-179938

Medtronic, Inc.

Pricing Term Sheet

February 20, 2014

In addition to the securities described in the preliminary prospectus supplement, Medtronic, Inc. is also issuing a series of Floating Rate Senior Notes due 2017, certain terms of which are described below.

Floating Rate Senior Notes due 2017

Issuer:	Medtronic, Inc.

Trade Date:	February 20, 2014

Settlement Date:	T+5; February 27, 2014

Denominations:	$2,000 x 1,000

Joint Bookrunners:	Barclays Capital Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc.

Senior Co-Managers:	Morgan Stanley & Co. LLC and UBS Securities LLC

Co-Managers:	Mizuho Securities USA Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC

Principal Amount:	US $250,000,000

Title:	2017 Floating Rate Notes

Security Type:	Floating Rate Senior Notes

Ratings:*	INTENTIONALLY OMITTED

Maturity:	February 27, 2017

Coupon:	Three-month USD LIBOR (Reuters Screen LIBOR01) plus 0.09% per annum

Price to Public:	100%

Interest Payment Dates:	February 27, May 27, August 27 and November 27, commencing May 27, 2014

Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period

Day Count Convention:	Actual / 360

Business Day Convention:	Modified Following, Adjusted

CUSIP:	585055 BE5

ISIN:	US585055BE56

Description of 2017 Floating Rate Notes

Interest on our $250,000,000 principal amount of Floating Rate Senior Notes due 2017 (“2017 Floating Rate Notes”) will accrue from and including February 27, 2014 or from and including the most recent interest payment date to which interest has been paid or provided for. We will make interest payments on the 2017 Floating Rate Notes on each February 27, May 27, August 27 and November 27 of each year, with the first interest payment being made on May 27, 2014. We will make interest payments to the person in whose name the 2017 Floating Rate Notes are registered at the close of business on the 15th calendar day prior to the interest payment date whether or not a business day.

The 2017 Floating Rate Notes will bear interest for each interest period at a rate per annum calculated by the calculation agent, subject to the maximum interest rate permitted by New York law or other applicable state law, as such law may be modified by United States law of general application. The per annum rate at which interest on the 2017 Floating Rate Notes will be payable during each interest period will be equal to three-month LIBOR, determined on the interest determination date for that interest period, plus 0.09%. The rate of interest on the 2017 Floating Rate Notes will be reset on the interest reset date for each relevant interest period.

If any interest payment date (other than a maturity date or redemption date) or interest reset date for the 2017 Floating Rate Notes would otherwise be a day that is not a business day, such interest payment date or interest reset date shall be the next succeeding business day, unless the next succeeding business day is in the next succeeding calendar month, in which case such interest payment date or interest reset date shall be the immediately preceding business day. If the maturity date for the 2017 Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest will accrue after such maturity date. For the 2017 Floating Rate Notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

“designated LIBOR page” means the display on Page LIBOR01 of Reuters (or any successor service) for the purpose of displaying the London interbank offered rates of major banks for U.S. dollars (or such other page as may replace that page on that service or such other service or services as may be denominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by the British Bankers’ Association (the “BBA”), its successor, such as ICE Benchmark Administration Limited or such other entity assuming the responsibility of the BBA or its successor in calculating three-month LIBOR in the event the BBA or its successor no longer does so.)

The day count fraction will be Actual/360.

All percentages resulting from any calculation of any interest rate for the 2017 Floating Rate Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

“interest determination date” means the second London business day immediately preceding the first day of the relevant interest period.

“interest period” means, with respect to the 2017 Floating Rate Notes, the period commencing on any interest payment date for the 2017 Floating Rate Notes (or, with respect to the initial interest period only, commencing on February 27, 2014) to, but excluding, the next succeeding interest payment date for the 2017 Floating Rate Notes, and in the case of the last such period, from and including the interest payment date immediately preceding the maturity date to, but not including, the maturity date for the 2017 Floating Rate Notes.

“interest reset date” means the first day of the relevant interest period.

“London business day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“three-month LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any interest determination date, three-month LIBOR will be the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months for a period commencing on the first day of the applicable interest period in amounts of not less than $1,000,000, as such rate appears on the designated LIBOR page at approximately 11:00 a.m., London time, on such interest determination date. If no such rate appears, then three-month LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2) With respect to an interest determination date on which no rate appears on the designated LIBOR page, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent (in consultation with us no less than 20 calendar days prior to the relevant interest determination date), to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then three-month LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then three-month LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in the City of New York (which may include affiliates of the underwriters) selected by the calculation agent (in consultation with us no less than 20 calendar days prior to the relevant interest determination date) for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, three-month LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, three-month LIBOR on the interest determination date will be three-month LIBOR in effect with respect to the immediately preceding interest determination date.

The amount of interest for each day that the 2017 Floating Rate Notes are outstanding (the “daily interest amount”) will be calculated by dividing the interest rate in effect for the 2017 Floating Rate Notes for such day by 360 and multiplying the result by the principal amount of the 2017 Floating Rate Notes then outstanding. The amount of interest to be paid on the 2017 Floating Rate Notes for any interest period will be calculated by adding the daily interest amount for the 2017 Floating Rate Notes for each day in such interest period.

The interest rates and amount of interest to be paid on the 2017 Floating Rate Notes for each interest period will be calculated by the calculation agent, which initially will be Wells Fargo Bank, National Association. All calculations made by the calculation agent shall, in the absence of manifest error, be conclusive for all purposes and binding on us and the holders of the 2017 Floating Rate Notes. So long as three-month LIBOR is required to be determined with respect to the 2017 Floating Rate Notes, there will at all times be a calculation agent. In the event that any then acting calculation agent shall be unable or unwilling to act, or that such calculation agent shall fail duly to establish LIBOR for any interest period, or that we propose to remove such calculation agent, we shall appoint us or another person which is a bank, trust company, investment banking firm or other financial institution to act as the calculation agent.

In addition to the terms described above, the following subsections from the section of the preliminary prospectus supplement entitled “Description of Notes” relate to the description of the Floating Rate Notes: the introductory paragraph, “—General,” “—Further Issues,” “—Ranking,” “—Regarding the Trustee,” “—Governing Law,” and “Book-Entry System; Delivery and Form” and the section of the base prospectus entitled “Description of Debt Securities”. The 2017 Floating Rate Notes are not redeemable prior to maturity.

In addition to the risk factors set forth in the preliminary prospectus supplement, the following risk factors relate to the 2017 Floating Rate Notes:

The amount of interest payable on the 2017 Floating Rate Notes is set only once per period based on the three-month LIBOR rate on the interest determination date, which rate may fluctuate substantially.

In the past, the level of the three-month LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the three-month LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the three-month LIBOR rate is not an indication that the three-month LIBOR rate is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of the three-month LIBOR rate as an indication of its future performance. You should further note that although the actual three-month LIBOR rate on an interest payment date or at other times during an interest period may be higher than the three-month LIBOR rate on the applicable interest determination date, you will not benefit from the three-month LIBOR rate at any time other than on the interest determination date for such interest period. As a result, changes in the three-month LIBOR rate may not result in a comparable change in the market value of the 2017 Floating Rate Notes.

Uncertainty relating to the LIBOR calculation process may adversely affect the value of the 2017 Floating Rate Notes.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (“BBA”), in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined. At this time, it is not possible to predict the effect of any such changes and any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes may adversely affect the trading market for LIBOR-based securities, including the 2017 Floating Rate Notes.

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc., toll free at 888-603-5847, Goldman, Sachs & Co., collect at 866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Medtronic, Inc. on February 20, 2014 relating to its Prospectus dated March 6, 2012.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

4